

Mail Stop 3030

November 15, 2017

Via E-mail
Franz Fink
Chief Executive Officer
Maxwell Technologies, Inc.
3888 Calle Fortunada
San Diego, CA 92123

> **Re: Maxwell Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 9, 2017**
> **File No. 333-221478**

Dear Mr. Fink:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 with any questions.

Sincerely,

/s/ Caleb French for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Larry W. Nishnick, Esq.
       DLA Piper LLP